UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  10)*

SMTC Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

832682207

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

150 E Palmetto Park Road, Suite 800

Boca Raton, FL 33482

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                       August 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832682207

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,598,666
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,598,666
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,598,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 832682207

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,677,295
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,677,295
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,677,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,271,725
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,271,725
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,271,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 818,420
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 818,420
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 818,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). The Red Oak Institutional Founders Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,820,182
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,820,182
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,820,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Pinnacle Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 766,968
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 766,968
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 766,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Pinnacle Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 766,968
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 766,968
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 766,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

This Amendment No. 10 (“Amendment No. 10”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the “Reporting Persons”) on February 4, 2009, as amended by amendments 1 through 9 (as amended, the “Schedule 13D”) relating to the common stock, par value $.01 per share (the “Common Stock”), of SMTC Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7050 Woodbine Ave., Markham, Ontario, Canada L3R 4G8.  Except as specifically amended and supplemented by this Amendment No. 10, all other provision of the Schedule 13D remain in full force and effect.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 17, 2018, Red Oak Partners entered into a backstop agreement (the “Backstop Agreement”) with the Issuer whereby it agreed to exercise basic and over-subscription privileges on behalf of certain Reporting Persons in connection with a rights offering (the “Rights Offering”) to be conducted by the Issuer.  On July 23, 2018, the Issuer filed a Form 8-K with the Securities and Exchange Commission reporting details on the Backstop Agreement and the Rights Offering.  Transactions reported under Item 5(c) of this Amendment No. 10 were executed pursuant to the Backstop Agreement.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares reported owned by each Reporting Person is based on 23,081,278 shares of Common Stock of SMTC Corporation expected to be outstanding following the distribution of shares pursuant to the Rights Offering commencing on August 29, 2018, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 29, 2018. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 4,677,295 shares of Common Stock, representing 20.3% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 1,271,725 shares of Common Stock held by Red Oak Fund, (ii) the 818,420 shares of Common Stock held by Red Oak Long Fund, (iii) the 1,820,182 shares of Common Stock held by Red Oak Founders Fund, and (iv) the 766,968 shares of Common Stock held by Pinnacle Fund.

Mr. Sandberg beneficially owns 5,598,666 shares of Common Stock, representing 24.3% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners, also may be deemed to beneficially own the 4,677,295 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.  Mr. Sandberg directly owns 921,371 share shares of Common Stock, representing 4.0% of all the outstanding shares of Common Stock.

Red Oak Fund may be deemed to beneficially own 1,271,725 shares of Common Stock, representing 5.5% of all the outstanding shares of Common Stock.  Red Oak Long Fund may be deemed to beneficially own 818,420 shares of Common Stock, representing 3.5% of all the outstanding shares of Common Stock.  Red Oak Founders Fund may be deemed to beneficially own 1,820,182 shares of Common Stock, representing 7.9% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 766,968 shares of Common Stock, representing 3.3% of all the outstanding shares of Common Stock.

(b)

Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 921,371 shares of Common Stock held directly by Mr. Sandberg, (ii) the 1,271,725 shares of Common Stock held by Red Oak Fund,  (iii) the 1,820,182 shares of Common Stock held by Red Oak Founders Fund, (iv) the 818,420 shares of Common Stock held by Red Oak Long Fund, and (v) the 766,968 shares of Common Stock held by Pinnacle Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Name	Date	Buy/Sell	Quantity	Price
The Red Oak Fund, LP	8/28/2018	Buy	106,502	2.250
The Red Oak Long Fund, LP	8/28/2018	Buy	230,794	2.250
The Red Oak Institutional Founders Long Fund, LP	8/28/2018	Buy	1,753,579	2.250
David Sandberg	8/28/2018	Buy	222,222	2.250

(d)

Not applicable.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2018

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK INSTITUTIONAL FOUNDERS LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE CAPITAL PARTNERS, LLC

By:

RED OAK PARTNERS, LLC,

its controlling member

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE OPPORTUNITIES FUND, LP

By:

PINNACLE CAPITAL PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

Footnotes

1Based on 23,081,278 shares of Common Stock of SMTC Corporation expected to be outstanding following the distribution of Common Stock commencing August 29, 2018, as reported in SMTC Corporation’s Form 8-K filed with the Securities and Exchange Commission on August 29, 2018.